Exhibit 99.3

PRESS RELEASE

Greenfire Resources Announces Q1 2024 Results and Reiterates 2024 Outlook

CALGARY, ALBERTA – May 15, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce its operating and financial results for the quarter ended March 31, 2024 (“Q1 2024”) and an operational outlook for the second quarter of 2024. The unaudited condensed interim consolidated financial statements and notes thereto for the three months ended March 31, 2024 and 2023 as well as related Management’s Discussion and Analysis (“MD&A”) will be available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml and on Greenfire’s website at www.greenfireres.com.

A conference call to discuss the Q1 2024 results has been scheduled for Thursday, May 16, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time). Access details for the conference call are provided below.

“After successfully drilling three redevelopment infill (“Refill”) wells at the Demo Asset, the Company reallocated the drilling rig to the Expansion Asset to continue the redevelopment drilling program given regulatory delays restarting the disposal well at the Demo Asset. This program is expected to be highly economic and is anticipated to have a significant impact on Greenfire’s bitumen production in 2024, particularly as reservoir pressure continues to increase at the Expansion Asset following sustained non-condensable gas (“NCG”) co-injection activities” said Robert Logan, President and Chief Executive Officer of Greenfire.

“We are pleased to reiterate the Company’s previously announced 2024 Outlook, which is expected to drive continued production growth, commence debt repayment and positively position the Company to benefit from a potential re-rating of the Canadian heavy oil barrel as the Trans Mountain Expansion Project (“TMX”) became operational in May 2024.

The current wildfire situation in Northern Alberta has not yet had any material impact on our operations. We have taken all prudent steps to minimize any risks to our staff and our assets, however, should the fires extend into our field for an extended period, there may be negative implications to our business.” concluded Mr. Logan.

All dollar amounts reported in this press release are in Canadian dollars unless otherwise noted.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”) and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and together with the Expansion Asset, the “Hangingstone Facilities”). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties.

Q1 2024 Highlights

●	Delivered consolidated bitumen production of 19,667 barrels per day (“bbls/d”) in Q1 2024 (20,586 bbls/d – Q1 2023), an increase of over 2,300 bbls/d from the Q4 2023 average of 17,335 bbls/d. These results reflect strong production performance from the Refill drilling program that began in August 2023 and surface facility optimizations at the Expansion Asset, partially offset by unplanned impacts from the five previously disclosed downhole temperature sensor failures.

●	Generated Adjusted EBITDA(1) of $39.3 million in Q1 2024 ($13.3 million – Q1 2023), and adjusted funds flow(1) of $27.6 million in Q1 2024 ($3.1 million – Q1 2023). Adjusted EBITDA(1) and adjusted funds flow(1) in the period included realized losses on commodity risk management contracts of $8.8 million ($0.2 million – Q1 2023).

●	Invested capital on property, plant and equipment of $31.9 million in Q1 2024 ($2.5 million – Q1 2023), with approximately two thirds of capital expenditures in the period allocated to Refill drilling activities at the Hangingstone Facilities, with the balance of capital spending primarily directed to various facility projects.

●	Maintained available liquidity of $140.2 million at March 31, 2024, consisting of:

o	$90.2 million of cash and cash equivalents; and

o	$50.0 million of available credit under a reserve-based credit facility (“Senior Credit Facility”).

(1)	Non-GAAP measures do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS”) and may not be comparable with the calculation of similar measures presented by other entities. Refer to the discussion under the heading “Non-GAAP and Other Financial Measures” in this press release for further information.

Financial & Operational Highlights

		Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Bitumen Production - Expansion Asset (bbls/d)	17,361	16,302
Bitumen Production - Demo Asset (bbls/d)	2,306	4,284
Total Bitumen Production (bbls/d)	19,667	20,586

WTI (US$/bbl)	76.96	76.13
WCS differential to WTI (US$/bbl)	(19.31)	(24.88)
WCS (US$/bbl)	57.65	51.25
Edmonton Condensate (C5+)($/bbl)	73.31	80.00
AECO 5A ($/GJ)	2.36	3.05

Oil sales	200,990	179,668
Oil sales ($/bbl)	75.41	64.92

Operating netback(1)	44,649	17,352
Operating netback ($/bbl)(1)	24.69	9.11

Operating expenses	36,348	39,764
Operating expenses ($/bbl)	20.10	20.87

Cash provided (used) by operating activities	17,064	(4,495)
Adjusted EBITDA(1)	39,346	13,266
Adjusted funds flow(1)	27,589	3,057

Cash provided (used) by investing activities	(37,681)	(8,521)
Capital expenditures	34,449	2,518
Adjusted free cash flow(1)	(6,860)	539

Net income (loss) and comprehensive income (loss)	(46,915)	(16,678)
Per share – basic	(0.68)	(0.34)
Per share – diluted	(0.68)	(0.34)

Total assets(2)	1,193,953	1,147,984
Total non-current financial liabilities(2)	337,999	205,482

Common shares outstanding, end of period	68,973,859	48,911,099
Weighted average shares outstanding – diluted	68,684,273	48,911,099

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

(2)	As at March 31, 2024 and March 31, 2023.

Liquidity and Balance Sheet

As at ($ thousands)	Three months ended March 31, 2024	Year ended December 31, 2023
Cash and cash equivalents	90,234	109,525
Available credit facilities (1)	50,000	50,000
Face value of Long-term debt (2)	406,500	396,780

(1)	As at March 31, 2024 the Company had $50.0 million (December 31, 2023 - $50.0 million) of available credit under the Senior Credit Facility, of which nil (December 31, 2023 – nil) was drawn as of March 31, 2024.

(2)	As at March 31, 2024, the 2028 Notes (as defined below) had a face value of US$300.0 million (December 31, 2023 – US$300.0 million) and were converted into Canadian dollars as at period end exchange rates.

Operational Update

●	In April 2024, consolidated bitumen production averaged approximately 18,360 bbls/d, reflecting temporary production impacts at the Expansion Asset owing to the previously disclosed failure of third-party downhole temperature sensors at five of the ten recently drilled Refill wells, along with production impacts from Refill well drilling operations and the ongoing shut-in of the disposal well at the Demo Asset.

●	In response to the recent wildfires in northern Alberta, out of an abundance of caution, Greenfire temporarily evacuated all non-essential personnel from its operated facilities on May 11th. The Company is actively monitoring the situation to ensure the protection and safety of our people and assets as the situation continues to evolve.

Expansion Asset (75% Working Interest, Operator)

●	Working Interest Bitumen Production at the Expansion Asset Averaged Approximately 16,020 bbls/d in April 2024: The Company’s production in April was impacted by the previously disclosed failure of third-party downhole temperature sensors in five of the ten recently drilled Refill wells. The five Refill wells equipped with downhole temperature sensors that have not failed produced at an average of approximately 1,500 bbls/d per well, on a 100% working interest basis, in April 2024. Greenfire has replaced the failed downhole temperature sensors at three of five Refill wells and expects that the average productivity of these Refill wells will increase to align with the current average productivity of the remaining five Refill wells where temperature sensors have not failed.

●	Drilling Rig Redeployed to Maintain Redevelopment Drilling: In response to continued regulatory delays at the Demo Asset, Greenfire redeployed the drilling rig to focus on redevelopment activities at the Expansion Asset. This drilling program is anticipated to conclude in the third quarter of 2024, after which the Company plans to mobilize the drilling rig back to the Demo Asset to drill additional Refill wells.

●	NCG Co-injection Continues to Support Higher Reservoir Pressure: Reservoir pressure and well productivity continue to increase at the Expansion Asset as a result of sustained high rates of NCG co-injection following the Company’s debottlenecking initiatives undertaken in the second half of 2023. Greenfire expects that targeted reservoir pressure will be restored at the Expansion Asset around mid-2024.

Demo Asset (100% Working Interest, Operator)

●	Working Interest Bitumen Production at the Demo Asset Averaged Approximately 2,340 bbls/d in April 2024: The Company’s production in April was impacted by Refill well drilling operations as well as the temporary shut-in of the disposal well.

●	Timing to Recommence Disposal Well Operations Impacted by Delayed Regulatory Approval: The disposal well at the Demo Asset has been temporarily shut-in since the beginning of October 2023. With required remediation work complete, the disposal well is awaiting regulatory approval to recommence operations.

●	Three Refill Wells Drilled; Drilling Rig Reallocated to the Expansion Asset: The Company successfully drilled three extended reach Refill wells with lateral lengths of approximately 2,300 meters, which is 700 meters longer than the Refills recently drilled by Greenfire at the Expansion Asset. A second disposal well was also drilled at the Demo Asset, which is awaiting regulatory approval to commence operations.

Reiterates 2024 Outlook and Reaffirms Commitment to Prioritize Near-Term Debt Repayment

●	Greenfire reiterates the previously announced 2024 Outlook, including forecasted ranges for production and capital expenditures, which is underpinned by the Company’s production growth plan that is anticipated to result in meaningful adjusted free cash flow generation over the balance of 2024, assuming continued strong commodity pricing, particularly for heavy oil. The evolving wildfire situation in northern Alberta represents a risk to the Company’s 2024 Outlook.

●	The Company remains committed to prioritizing debt repayment and intends to reduce debt in the near-term using 75% of excess cash flow (as defined in the indenture for the Company’s Senior Secured Notes due 2028, the “2028 Notes”) to semi-annually redeem a portion of the 2028 Notes until total indebtedness is less than US$150 million.

o	The outstanding principal amount of the 2028 Notes is US$300 million or approximately $407 million assuming the U.S. to Canadian dollar exchange rate at the Q1 2024 period end.

Reiterated 2024 Outlook:

2024 Outlook
Annual Production Average	22,000 – 25,000 bbls/d
Production Growth Over Annual 2023	25% – 40%
Capital Expenditures	$70 – $90 million

●	The table below provides a sensitivity for 2024 adjusted funds flow to select market variables relative to the 2024 Outlook and commodity price scenario outlined above, inclusive of Greenfire’s existing 2024 hedging program (“2024 Hedging Program”).

Sensitivity on 2024 Adjusted Funds Flow(1)(2) Variable	Range	2024 Adjusted Funds Flow Sensitivity
Net Bitumen Production	+/- 1,000 bbls/d	+/- $24 million
WCS Differential to WTI	+/- US$1.00/bbl	+/- $12 million
Condensate Differential to WTI	+/- US$1.00/bbl	+/- $4 million
AECO Natural Gas	+/- C$0.25/GJ	+/- $3 million
Exchange Rate C$/US$	+/- $0.01	+/- $3 million
WTI	+/- US$1.00/bbl	+/- $2 million
Power	+/- C$25/MWh	+/- $2 million

(1)	The base case for the 2024 adjusted funds flow sensitivity assumes the midpoint of the 2024 Outlook production range of 23,500 bbls/d, WTI of US$80/bbl, WCS differential of US$15/bbl, AECO price of $2.00/GJ, F/X rate of C$1.35/$US, condensate purchased at 100% of WTI and one bbl of bitumen per 1.45 bbls of diluted bitumen sold.

(2)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

Greenfire’s Growth-oriented Strategy Underpinned by Concentrated Tier-1 SAGD Assets

Greenfire has a large, long-life and relatively low decline Tier-1 oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities and expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. The Company’s structural cost advantages from its Tier-1 SAGD reservoir at the Hangingstone Facilities, combined with its relatively lower forecasted capital expenditure profile due to its projected multi- year inventory of Refill well targets, is anticipated to result in continued near-term production growth and potential meaningful free cash flow generation. The Company believes that the Hangingstone Facilities offer ample opportunities for additional value generation. In addition to Greenfire’s existing commitment to repay debt, the Company intends to formalize and initiate a policy to return capital to its shareholders over time. Greenfire also plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions that compete with the expected returns from its existing Tier-1 SAGD assets, if the Company believes they are accretive to Greenfire’s shareholders.

Conference Call Details

Greenfire plans to host a conference call on Thursday, May 16, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its Q1 2024 results as well as host a question- and-answer session with investors.

●	Date: Thursday, May 16, 2024

●	Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

●	Webcast Link:

o	https://www.gowebcasting.com/13210

●	Dial In:

o	North America: 1-844-763-8274

o	International: +1-647-484-8814

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Non-GAAP and Other Financial Measures

Certain financial measures in this news release including Adjusted EBITDA (in total, and per bbl), Operating Netback (in total, and per bbl), Adjusted Funds Flow, Adjusted Free Cash Flow), are non-GAAP financial measures or ratios, supplementary financial measures or ratios and capital management measures. These measures are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-GAAP and other financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

For further details of these non-GAAP financial measures or ratios, please refer to the Corporation’s MD&A for the three months ended March 31, 2024, which is available on the Corporation’s website at www.greenfireres.com and is also available on the EDGAR and SEDAR+ websites.

Non-GAAP Financial Measures

Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, the transaction and financing cost impacts of the Company’s business combination with M3-Brigade Acquisition III Corp. and bond refinancing and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS.

The following table is a reconciliation of net income (loss) net income (loss) and comprehensive income (loss) to adjusted EBITDA(1).

Adjusted EBITDA(1)

	Three months ended March 31,
($ thousands)	2024	2023
Net income (loss)	(46,915)	(16,678)
Add (deduct):
Income tax expense (recovery)	-	(3,613)
Unrealized (gain) loss risk management contracts	38,737	(5,023)
Stock-based compensation	852	325
Financing and interest	15,456	15,316
Depletion and depreciation	18,003	20,915
Transaction costs	-	2,327
Gain on revaluation of warrants	6,379	-
Foreign exchange loss (gain)	8,275	(303)
Other (income) and expenses	(1,441)	-
Adjusted EBITDA(1)	39,346	13,266

Net income (loss) ($/bbl)	(25.94)	(8.75)
Add (deduct):
Income tax recovery (expense) ($/bbl)	-	(1.90)
Unrealized (gain) loss risk management contracts ($/bbl)	21.42	(2.64)
Stock based compensation ($/bbl)	0.47	0.17
Financing and interest ($/bbl)	8.55	8.04
Depletion and depreciation ($/bbl)	9.96	10.98
Transaction costs ($/bbl)	-	1.22
Gain on revaluation of warrants ($/bbl)	3.53	-
Foreign exchange loss (gain) ($/bbl)	4.58	(0.16)
Other (income) and expenses ($/bbl)	(0.80)	-
Adjusted EBITDA(1) ($/bbl)	21.77	6.96

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

Operating Netback

Oil sales is the most directly comparable GAAP measure for operating netback, which is a non-GAAP measure. This measure is not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback is comprised of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, adjusted for realized commodity risk management gains or losses, as appropriate. Operating netback is a financial measure widely used in the oil and gas industry as a supplemental measure of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses.

The following table is a reconciliation of oil sales to operating netback.

Operating Netback(1)

	Three months ended March 31,
($ thousands, unless otherwise noted)	2024	2023
Oil sales	200,990	179,668
Diluent expense	(91,682)	(101,856)
Transportation and marketing	(13,199)	(16,014)
Royalties	(6,315)	(4,502)
Operating expenses	(36,348)	(39,764)
Operating netback(1), excluding realized gain (loss) risk management contracts	53,446	17,532
Realized gain (loss) risk management contracts	(8,797)	(180)
Operating netback(1)	44,649	17,352
Oil sales ($/bbl)	75.41	64.92
Diluent expense ($/bbl)	(14.97)	(24.08)
Transportation and marketing ($/bbl)	(7.30)	(8.40)
Royalties ($/bbl)	(3.49)	(2.36)
Operating expenses ($/bbl)	(20.10)	(20.87)
Operating netback(1), excluding realized gain (loss) risk management contracts ($/bbl)	29.55	9.21
Realized gain (loss) risk management contracts ($/bbl)	(4.86)	(0.09)
Operating netback ($/bbl)(1)	24.69	9.12

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided (used) by operating activities is the most directly comparable GAAP measure for adjusted funds flow and adjusted free cash flow, which are non-GAAP measures. These measures are not intended to represent cash provided (used) by operating activities calculated in accordance with IFRS.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided (used) by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs.

Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that is available to manage debt levels and return capital to shareholders. By removing the impact of current period capital expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided (used) by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and capital expenditures.

The following table is a reconciliation of cash provided (used) by operating activities to adjusted funds flow and adjusted free cashflow.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

	Three months ended March 31,
($ thousands)	2024	2023
Cash provided (used) by operating activities	17,064	(4,495)
Transaction costs	-	2,327
Changes in non-cash working capital	10,525	5,225
Adjusted funds flow(1)	27,589	3,057
Property, plant and equipment expenditures	(31,920)	(2,518)
Acquisitions	(2,529)	-
Adjusted free cash flow(1)	(6,860)	539

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

Non-GAAP Financial Ratios

Adjusted EBITDA ($/bbl)

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA ($/bbl), which is a non-GAAP measure. Adjusted EBITDA ($/bbl) is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total sales volume in a specified period.

Operating Netback ($/bbl)

Oil sales ($/bbl) is a ratio calculated using oil sales, which is the most directly comparable GAAP measure for operating netback. Operating netback is the non-GAAP financial measure used to calculate operating netback ($/bbl), which is a non-GAAP financial ratio. This measure is not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback ($/bbl) is calculated by dividing operating netback by the Company’s total oil sales volume, in a specified period. Operating netback ($/bbl) is a non-GAAP financial ratio widely used in the oil and gas industry as a supplemental measure of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses, isolated for the impact of changes in oil sales volume, in a specified period.

Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward- looking statements are based on expectations, estimates and projections as at the date of this press release. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; the expectation that the Refill drilling program is highly economic and is expected to significantly increase Greenfire’s bitumen production; Greenfire’s intention to drive continued production growth, accelerate debt repayment and positioning to benefit from the Trans Mountain Expansion Project; the Company’s redevelopment drilling plans at the Expansion Asset and expectation for drilling to conclude in the third quarter of 2024; the Company’s expectation that higher reservoir pressure will be restored at the Expansion Asset around mid-2024, which management anticipates will support increased production rates; the Company’s expectation that average productivity of Refill wells with replaced downhole temperature sensor will increase in the second half of 2024 to align with the current average productivity of the remaining five Refill wells where temperature sensors have not failed; Greenfire’s 2024 Outlook, including the amount of capital expenditures at the Hangingstone Facilities; the evolving wildfire situation in northern Alberta and the potential impact the Company’s 2024 Outlook; Greenfire’s intent to continue to prioritize debt repayment and to reduce debt in the near-term using 75% of excess cash flow; Greenfire’s expected benefits from completion of the Trans Mountain expansion project, which become operational in May 2024; the expectation that at the mid-point of Greenfire’s 2024 Outlook production range and assuming a US$15/bbl differential, the Company estimates that each US$1/bbl change in the WCS differential would impact 2024 adjusted EBITDA by approximately $12 million; Greenfire’s view that the Company is positively positioned with $1.8 billion of corporate tax pools, lower pre-payout royalty rates at the Expansion Asset owing to sizable unrecovered royalty balances and no gross overriding royalty obligations at the Hangingstone Facilities, and the expectation that these attributes will support heighted free cash flow generation potential, particularly at higher commodity prices; the Company’s belief that the Hangingstone Facilities offer ample opportunities for additional value generation; and statements relating to the business and future activities of the Company after the date of this press release.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to, lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; the potential for the Trans Mountain Expansion Project to not result in improved pricing as expected; supply chain disruption and risks of increases costs relating to inflation; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on equipment on Greenfire’s properties; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; and general economic, market and business conditions in Canada, the United States and globally.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. The lists of risk factors set out in this press release or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this press release generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward- looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

Financial Information

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated under the United States Securities Act of 1933. While Greenfire’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), the financial information and data contained in this press release have not been prepared in accordance with IFRS. Greenfire believes the measures that are not defined under IFRS provide useful information to management and investors regarding certain financial and business trends relating to Greenfire’s financial condition and results of operations. Greenfire believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends relating to Greenfire’s financial condition and results of operations. These non-IFRS measures may not be indicative of Greenfire’s historical operating results, nor are such measures meant to be predictive of future results. These measures may not be comparable to measures under the same or similar names used by other similar companies. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Oil and Gas Terms

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900

Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com